Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-150326

November 13, 2012

PROSPECTUS SUPPLEMENT NO. 65

2,333,332 SHARES OF COMMON STOCK

AGENUS INC.

This prospectus supplement amends the prospectus dated March 16, 2009 (as supplemented on April 15, 2009, April 17, 2009, April 22, 2009, April 27, 2009, May 4, 2009, May 11, 2009, May 27, 2009, June 4, 2009, June 8, 2009, June 9, 2009, June 11, 2009, June 15, 2009, July 7, 2009, July 15, 2009, August 3, 2009, August 5, 2009, September 11, 2009, September 18, 2009, November 12, 2009, January 5, 2010, March 1, 2010, March 25, 2010, April 26, 2010, May 11, 2010, May 18, 2010, July 23, 2010, August 9, 2010, August 25, 2010, November 3, 2010, November 10, 2010, December 30, 2010, January 7, 2011, January 14, 2011, January 28, 2011, March 1, 2011, March 8, 2011, March 18, 2011, April 18, 2011, May 5, 2011, May 9, 2011, June 8, 2011, June 17, 2011, August 8, 2011, August 16, 2011, September 7, 2011, September 27, 2011, September 30, 2011, October 11, 2011, October 20, 2011, November 7, 2011, November 17, 2011, December 12, 2011, December 21, 2011, March 5, 2012, March 6, 2012, March 13, 2012, March 21, 2012, May 9, 2012, June 19, 2012, August 2, 2012, August 8, 2012, October 24, 2012, and November 9, 2012) to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest (the “Selling Stockholders”), to sell, from time to time, up to 1,166,666 shares of our common stock, which they have acquired in a private placement in the United States, and up to 1,166,666 shares of our common stock issuable upon the exercise of warrants which are held by the Selling Stockholders named in the prospectus.

We would not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on November 9, 2012, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2009, Prospectus Supplement No. 1 dated April 15, 2009, Prospectus Supplement No. 2 dated April 17, 2009, Prospectus Supplement No. 3 dated April 22, 2009, Prospectus Supplement No. 4 dated April 27, 2009, Prospectus Supplement No. 5 dated May 4, 2009, Prospectus Supplement No. 6 dated May 11, 2009, Prospectus Supplement No. 7 dated May 27, 2009, Prospectus Supplement No. 8 dated June 4, 2009, Prospectus Supplement No. 9 dated June 8, 2009, Prospectus Supplement No. 10 dated June 9, 2009, Prospectus Supplement No. 11 dated June 11, 2009, Prospectus Supplement No. 12 dated June 15, 2009, Prospectus Supplement No. 13 dated July 7, 2009, Prospectus Supplement No. 14 dated July 15, 2009, Prospectus Supplement No. 15 dated August 3, 2009, Prospectus Supplement No. 16 dated August 5, 2009, Prospectus Supplement No. 17 dated September 11, 2009, Prospectus Supplement No. 18 dated September 18, 2009, Prospectus Supplement No. 19 dated November 12, 2009, Prospectus Supplement No, 20 dated January 5, 2010, Prospectus Supplement No. 21 dated March 1, 2010, Prospectus Supplement No. 23 dated March 25, 2010, Prospectus Supplement No. 24 dated April 26, 2010, Prospectus Supplement No. 25 dated May 11, 2010, Prospectus Supplement No. 26 dated May 18, 2010, Prospectus Supplement No. 27 dated July 23, 2010, Prospectus Supplement No. 28 dated August 9, 2010, Prospectus Supplement No. 29 dated August 25, 2010, Prospectus Supplement No. 30 dated November 3, 2010, Prospectus Supplement No. 31 dated November 10, 2010, Prospectus Supplement No. 32 dated December 30, 2010, Prospectus Supplement No. 33 dated January 7, 2011, Prospectus Supplement No. 34 dated January 14, 2011, Prospectus Supplement No. 35 dated January 28, 2011, Prospectus Supplement No. 36 dated March 1, 2011, Prospectus Supplement No. 37 dated March 8, 2011, Prospectus Supplement No. 38 dated March 18, 2011, Prospectus Supplement No. 39 dated April 18, 2011, Prospectus Supplement No. 40 dated May 5, 2011, Prospectus Supplement No. 41 dated May 9, 2011, Prospectus Supplement No. 42 dated June 8, 2011, Prospectus Supplement No. 43 dated June 17, 2011, Prospectus Supplement No. 44 dated August 8, 2011, Prospectus Supplement No. 45 dated August 16, 2011, Prospectus Supplement No. 46 dated September 7, 2011, Prospectus Supplement No. 47 dated September 27, 2011, Prospectus Supplement No. 48 dated September 30, 2011, Prospectus Supplement No. 49 dated October 11, 2011, Prospectus Supplement No. 50 dated October 20, 2011, Prospectus Supplement No. 51 dated November 7, 2011, Prospectus Supplement No. 52 dated November 17, 2011, Prospectus Supplement No. 53 dated December 12, 2011, Prospectus Supplement No. 54 dated December 21, 2011, Prospectus Supplement No. 55 dated March 5, 2012, Prospectus Supplement No. 56 dated March 6, 2012, Prospectus Supplement No. 57 dated March 13, 2012, Prospectus Supplement No. 58 dated March 21, 2012, Prospectus Supplement No. 59 dated May 9, 2012, Prospectus Supplement No. 60 dated June 19, 2012, Prospectus Supplement No. 61 dated August 2, 2012, Prospectus Supplement No. 62 dated August 8, 2012, Prospectus Supplement No. 63 dated October 24, 2012, and Prospectus Supplement No. 64 dated November 9, 2012, which are to be delivered with this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “AGEN.” On November 8, 2012, the last reported closing price per share of our common stock was $4.25 per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 1 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 65 IS NOVEMBER 13, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

November 9, 2012

Date of Report (Date of earliest event reported)

AGENUS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	000-29089	06-1562417
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Forbes Road Lexington, MA	02421
(Address of principal executive offices)	(Zip Code)

781-674-4400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other events

Agenus Inc. announced today the second complete set of results from the Phase 3 trial of GlaxoSmithKline’s (NYSE: GSK) RTS,S malaria vaccine candidate (also known as Mosquirix™), which contains Agenus’ QS-21 Stimulon adjuvant, were published online in the New England Journal of Medicine and announced at the International Vaccines for Africa Conference in Cape Town, South Africa. QS-21 Stimulon is a component of AS01, one of GSK’s proprietary adjuvant systems used in RTS,S. When administered with standard childhood vaccines in the Phase 3 study1, efficacy of the RTS,S vaccine candidate against clinical and severe malaria in infants aged 6 to 12 weeks was 31% (clinical) and 37% (severe)2 over 12 months of follow-up after the third vaccine dose.3

The full text of the press release issued in connection with the announcement is being filed as Exhibit 99.1 to this current report on Form 8-K.

[1]	Standard childhood vaccines used were the combined diphtheria-tetanus-whole-cell-pertussis, hepatitis B, and Haemophilus influenzae type b vaccine (DTPwHepB/Hib) and the oral polio virus vaccine (OPV)
[2]	Based on According To Protocol (ATP) statistical methodology
[3]	Average risk for malaria in the control group was 0.9 clinical episodes per child per year and 2.3% of the children experienced at least one episode of severe malaria

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

The following exhibit is filed herewith:

99.1	Press Release dated November 9, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGENUS INC.

Date: November 9, 2012	By:	/s/ Garo H. Armen
Garo H. Armen
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release dated November 9, 2012

Exhibit 99.1

Media and Investor Contact:
Jonae R. Barnes Vice President Investor Relations and Corporate Communications jonae.barnes@agenusbio.com 617-818-2985

EFFICACY SHOWN WITH GLAXOSMITHKLINE’S PHASE 3 MALARIA VACCINE CANDIDATE, WHICH CONTAINS AGENUS’ QS-21 STIMULON® ADJUVANT

•	Phase 3 study met its primary endpoint and demonstrates statistically significant protection against clinical and severe malaria in infants

•	Contains Agenus’ QS-21 Stimulon[1] adjuvant currently being studied in 17 clinical programs, including four Phase 3 studies by GlaxoSmithKline (GSK)

Lexington, MA – Nov. 9, 2012 – Agenus Inc. (Nasdaq: AGEN), a developer of therapeutic vaccines for cancer and infectious diseases, today announced the second complete set of results from the Phase 3 trial of GlaxoSmithKline’s (NYSE: GSK) RTS,S malaria vaccine candidate (also known as Mosquirix™), which contains Agenus’ QS-21 Stimulon adjuvant, were published online in the New England Journal of Medicine and announced at the International Vaccines for Africa Conference in Cape Town, South Africa. QS-21 Stimulon is a component of AS01, one of GSK’s proprietary adjuvant systems used in RTS,S.

In this trial, infants (aged 6-12 weeks at first vaccination) receiving the RTS,S vaccine candidate experienced one-third fewer episodes of both clinical and severe malaria and experienced similar reactions to the injection when compared to those who received the control meningococcal C conjugate vaccine. Insecticide-treated bed nets were used by 86% of the trial participants demonstrating that RTS,S provided protection beyond existing malaria control interventions.

The results of this trial are part of the largest malaria vaccine efficacy and safety study ever conducted in Africa to date and included 15,460 children. The trial includes 11 African research centers in seven African countries2 with GSK and its partners.

Malaria is responsible for approximately 655,000 deaths each year, most of whom are children under the age of five in sub-Saharan Africa. If approved by regulatory authorities, the World Health Organization (WHO) has indicated that a policy recommendation for the RTS,S malaria vaccine candidate is possible as early as 2015.

“We are very pleased to be a part of this important breakthrough, which has the potential to prevent millions of malaria cases,” said Garo H. Armen, Ph.D., Chairman and CEO of Agenus Inc. “QS-21 Stimulon has become a key component of many vaccines in clinical development; over the next year we expect additional, pivotal data from multiple important clinical programs that are being developed by us and our corporate partners.”

Agenus’ QS-21 adjuvant is an important component contained in a substantial number of GSK’s vaccines currently in clinical development, including four GSK programs that are in Phase 3 studies. Agenus is entitled to receive milestone payments as QS-21-containing programs advance, as well as royalties for 10 years after commercial launch, with some exceptions.

About GSK’s RTS,S Program

When administered with standard childhood vaccines in the Phase 3 study3, efficacy of the RTS,S vaccine candidate against clinical and severe malaria in infants aged 6 to 12 weeks was 31% (clinical) and 37% (severe)4 over 12 months of follow-up after the third vaccine dose.5 Results published in the New England Journal of Medicine in November 2011 showed that efficacy against clinical and severe disease in children 5-17 months of age at the time of first vaccination was higher and demonstrated that clinical and severe malaria cases were reduced by approximately half. Both co-primary endpoints in the large ongoing efficacy trial were met.

Follow-up for this trial will continue and should provide more data for analyses to better understand the different findings between the age categories and insights into RTS,S’ efficacy in areas with differences in malaria prevalence. Longer-term efficacy data of the vaccine during 30 months of follow-up after the third dose, and the impact of a booster dose, are expected to be available at the end of 2014.

RTS,S is a scientific name given to this malaria vaccine candidate and represents its composition. RTS,S aims to trigger the immune system to defend against Plasmodium falciparum malaria parasite when it first enters the human host’s bloodstream and/or when the parasite infects liver cells. It is designed to prevent the parasite from infecting, maturing and multiplying in the liver, after which the parasite would re-enter the bloodstream, infect red blood cells, and start causing symptoms of the disease.

RTS,S Safety Profile

There was no increase in overall reporting of serious adverse events6 (SAEs) between the infants vaccinated with the RTS,S malaria vaccine candidate and infants in the control group, which received a comparator vaccine. Side effects following vaccination primarily included local injection site reactions, which were less frequent in RTS,S vaccinations compared to the DTP-HepB/Hib vaccine; and fever, which was more frequent in RTS,S than the control vaccine group (following 30.6% versus 21.1% of vaccine doses, respectively).

Two new cases of meningitis were reported in the 6-12 week-old infant age category in addition to the 9 reported last year; one in the RTS,S group and one in the control vaccine group. Further analysis revealed a bacterial cause of the meningitis in 7 of the 11 cases.

For additional information on RTS,S, please visit GSK’s website at www.gsk.com.

About Agenus’ QS-21 Stimulon® Adjuvant

Agenus’ flagship adjuvant, QS-21 Stimulon, is a saponin extracted from the bark of the Quillaja saponaria tree, also known as the soap bark tree or Soapbark, an evergreen tree native to warm temperate central Chile. Agenus’ QS-21 has become a key component in the development of investigational preventive vaccine formulations across a wide variety of infectious diseases, and appears to be essential for several investigational therapeutic vaccines intended to treat cancer and degenerative disorders. QS-21 Stimulon adjuvant has been widely studied in clinical development and tens of thousands of patients have received vaccines containing the adjuvant. QS-21 Stimulon adjuvant is being studied in clinical trials for approximately 17 vaccine programs and include GSK’s Phase 3 vaccine programs for RTS,S for malaria, MAGE-A3 cancer immunotherapeutic for non-small cell lung cancer and melanoma and HZ/su for shingles. In addition, Janssen’s QS-21 Stimulon adjuvant-containing vaccine candidate is in Phase 2 trials for the treatment of Alzheimer’s disease. HerpV, Agenus’ novel QS-21 containing therapeutic vaccine candidate for the treatment of genital herpes, is in a Phase 2 trial.

About Agenus

Agenus Inc. is a biotechnology company working to develop treatments for cancers and infectious diseases. The company is focused on immunotherapeutic products based on strong platform technologies with multiple product candidates advancing through the clinic, including several product candidates that have advanced into late-stage clinical trials through corporate partners. For more information, please visit www.agenusbio.com.

About GSK Vaccines

GlaxoSmithKline Vaccines is active in vaccine research and development. Headquartered in Belgium, GSK Vaccines has 14 manufacturing sites strategically positioned around the globe. Of the 1.1 billion doses of vaccines GSK distributed in 2011, over 80% went to developing countries which include the least developed, low and middle income countries.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

Forward-Looking Statement

This press release contains forward-looking statements, including statements regarding clinical trial activities, the availability of data, the potential application of the Company’s technologies and product candidates in the prevention and treatment of diseases, and the timelines and impact of such product candidates being available to patients and associated revenue streams to the Company. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the factors described under the Risk Factors section of our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the period ended September 30, 2012. Agenus cautions investors not to place considerable reliance on the forward-looking statements contained in this release. These statements speak only as of the date of this document, and Agenus undertakes no obligation to update or revise the statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Agenus’ business is subject to substantial risks and uncertainties, including those identified above. When evaluating Agenus’ business and securities, investors should give careful consideration to these risks and uncertainties.

[1]	QS-21 Stimulon® adjuvant is an asset of Antigenics, Inc., a wholly owned subsidiary of Agenus Inc.
[2]	Burkina Faso, Nanoro, Institut de Recherche en Science de la Santé (IRSS) / Centre Muraz

Gabon, Lambaréné Albert Schweitzer Hospital, Medical Research Unit

Ghana – Agogo/Kumasi: School of Medical Sciences, Kwame Nkrumah University of Science and Technology; Kumasi Centre for Collaborative Research, Agogo Presbyterian Hospital

Ghana – Kintampo: Kintampo Health Research Centre, Ghana Health Service

Kenya – Kilifi, KEMRI-Wellcome Trust Research Program

Kenya – Kombewa (Kisumu), KEMRI-Walter Reed Project Kenya Medical Research Institute

Kenya – Siaya (Kisumu), KEMRI-CDC Research and Public Health Collaboration

Malawi – Lilongwe, University of North Carolina Project at the Tidziwe Centre

Mozambique – Manhica, Centro de Investigação em Saúde de Manhiça

Tanzania – Bagamoyo, Ifakara Health Institute

Tanzania – Korogwe, National Institute for Medical Research, Tanzania, Kilimanjaro Christian Medical Centre

[3]	Standard childhood vaccines used were the combined diphtheria-tetanus-whole-cell-pertussis, hepatitis B, and Haemophilus influenzae type b vaccine (DTPwHepB/Hib) and the oral polio virus vaccine (OPV)
[4]	Based on According To Protocol (ATP) statistical methodology
[5]	Average risk for malaria in the control group was 0.9 clinical episodes per child per year and 2.3% of the children experienced at least one episode of severe malaria
[6]

A serious adverse event refers to any medical event that occurs during the course of a clinical trial and results in death, is life threatening, requires inpatient hospitalization, or results in a persistent or significant disability or incapacity needs, regardless of whether the event is considered by the investigator to be caused by the study vaccination. All SAEs are reported to regulatory authorities.

Stimulon is a registered trademark of Agenus Inc. and its subsidiaries.

Contact:

Media and Investors:

Jonae R. Barnes

Vice President

Investor Relations &

Corporate Communications

617-818-2985

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